# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STREAMLINE HEALTH SOLUTIONS INC., CIK 0001008586
CUSIP: 86323X205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2400 OLD MILTON PARKWAY, BOX 1353, ALPHARETTA, Georgia (GA), 30009
Date of event which requires filing of this statement: 05/29/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001719307

## Reporting persons
- Beryl Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 374,030; sole dispositive power 0; shared dispositive power 374,030; aggregate amount beneficially owned 374,030 (8.6% of the class)
  Comment: Percentage calculated based on 4,331,315 shares of Common Stock outstanding on April 28, 2025, as disclosed in the Form 10-K/A filed by the Issuer for the fiscal year ended January 31, 2025.
- Beryl Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 374,030; sole dispositive power 0; shared dispositive power 374,030; aggregate amount beneficially owned 374,030 (8.6% of the class)
  Comment: Percentage calculated based on 4,331,315 shares of Common Stock outstanding on April 28, 2025, as disclosed in the Form 10-K/A filed by the Issuer for the fiscal year ended January 31, 2025.
- Beryl Capital Partners II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 301,389; sole dispositive power 0; shared dispositive power 301,389; aggregate amount beneficially owned 301,389 (7% of the class)
  Comment: Percentage calculated based on 4,331,315 shares of Common Stock outstanding on April 28, 2025, as disclosed in the Form 10-K/A filed by the Issuer for the fiscal year ended January 31, 2025.
- David A. Witkin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 374,030; sole dispositive power 0; shared dispositive power 374,030; aggregate amount beneficially owned 374,030 (8.6% of the class)
  Comment: Percentage calculated based on 4,331,315 shares of Common Stock outstanding on April 28, 2025, as disclosed in the Form 10-K/A filed by the Issuer for the fiscal year ended January 31, 2025.

## Item 1. Issuer
Name of issuer: STREAMLINE HEALTH SOLUTIONS INC.
Address of issuer's principal executive offices: 2400 Old Milton Pkwy., Box 1353, Alpharetta, GA 30009

## Item 2. Person Filing
Name of person filing:
Beryl Capital Management LLC, a Delaware limited liability company ("Beryl")

Beryl Capital Management LP, a Delaware limited partnership ("Beryl GP")

Beryl Capital Partners II LP, a Delaware limited partnership (the "Partnership")

David A. Witkin

Beryl is the investment adviser to the Partnership and other accounts. Beryl is the general partner of Beryl GP, which is the general partner of the Partnership and other private investment funds. Mr. Witkin is the control person of Beryl.

Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence:
225 Avenue I, Suite 205
Redondo Beach, CA 90277
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Beryl: 374,030

Beryl GP: 374,030

Partnership: 301,389

David A Witkin: 374,030
Percent of class:
Beryl: 8.6%

Beryl GP: 8.6%

Partnership: 7.0%

David A. Witkin: 8.6%
Sole power to vote or to direct the vote:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A. Witkin: 0
Shared power to vote or to direct the vote:
Beryl: 374,030

Beryl GP: 374,030

Partnership: 301,389

David A Witkin: 374,030
Sole power to dispose or to direct the disposition:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A. Witkin: 0
Shared power to dispose or to direct the disposition:
Beryl: 374,030

Beryl GP: 374,030

Partnership: 301,389

David A Witkin: 374,030

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Beryl Capital Management LLC: /s/ Andrew Nelson, Chief Operating Officer (06/05/2025)
- Beryl Capital Management LP: /s/ Andrew Nelson, Chief Operating Officer of Beryl Capital Management LLC, General Partner of Beryl Capital Management LP (06/05/2025)
- Beryl Capital Partners II LP: /s/ Andrew Nelson, COO of Beryl Capital Management LLC, General Partner of Beryl Capital Management LP, General Partner of Beryl Capital Partners II LP (06/05/2025)
- David A. Witkin: /s/ David A. Witkin, Reporting person (06/05/2025)